File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

RECEIVED
2007 OCT -4 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07027100

SUPPL

Sept 28, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of Sept 28, 2007: **"CEO INCREASES HOLDING IN DIAMYD MEDICAL WITH 10,000 SHARES"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

Enclosure
cc: Cecilia Driving

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

dw10/4

DIAMYD MEDICAL

CEO INCREASES HOLDING IN DIAMYD MEDICAL WITH 10,000 SHARES

***Press Release, Stockholm, Sweden, September 28, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announces that its president and CEO, Anders Essen-Moller, has increased his holdings in Diamyd Medical with 10,000 shares series B. The increase includes simultaneous exercise of 30,000 options financed through sale of 20,000 shares less tax, resulting in an increase of Diamyd Medical's cash position with SEK 1,5 million.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned to be initiated this year. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END